The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com News Release

Media Contacts:                                                Investor Contact:

Allison Hagan                                                    John Kechejian

Vice President, Public Relations                     Vice President, Investor Relations

Thomson Financial                                            The Thomson Corporation

(646) 822-2076                                                     (203) 328-9470

allison.hagan@thomson.com                          john.kechejian@thomson.com

Jason Stewart

Director, Public Relations

The Thomson Corporation

(203) 328-8339

jason.stewart@thomson.com

Tom Eady

TradeWeb

(201) 536-6580

Tom.Eady@tradeweb.com

For Immediate Release

Thomson to Acquire TradeWeb Thomson Financial Builds Significant Position in Fixed-income Market

STAMFORD, Conn., April 8, 2004 - The Thomson Corporation (NYSE: TOC; TSX: TOC) and privately held TradeWeb Group LLC today announced that they have signed a definitive agreement under which Thomson will acquire TradeWeb, the rapidly growing and leading online global trading platform for fixed-income securities.  Thomson will purchase TradeWeb for $385 million in cash plus contingent payments of up to approximately $150 million over the next three years based on the achievement of growth targets.  The transaction is expected to close later this quarter.

TradeWeb is currently owned by a consortium of eight leading investment banks (Credit Suisse First Boston, Citigroup, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley, JP Morgan and Deutsche Bank) and employs an Internet-based technology that provides premium fixed-income market data, rapid price discovery and unrivaled speed to execute trades in seconds, enabling institutional fixed-income buy-side customers to simultaneously trade with multiple dealers around the world.  More than $43 trillion in bond trades have been executed over the TradeWeb network since its inception in 1998, and more than $85 billion in securities change hands through TradeWeb every business day.  TradeWeb is the leader in dealer to customer electronic trade execution for nine global fixed-income markets and plans to further expand into new asset classes.  Through Thomson Financial, TradeWeb will also have the opportunity to expand into new global markets, including Asia and Latin America.

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Thomson To Acquire TradeWeb

April 8, 2004

Through Thomson ONE Yield, Thomson Financial currently offers a broad suite of pre-trade analytical capabilities to the fixed-income marketplace.  With Thomson ONE Yield integrated into TradeWeb's real-time trading platform, Thomson will be able to offer dealers and buy-side traders an electronic trading solution, from pre-trade analytics to post-trade confirmation.  Today, approximately three-quarters of fixed income trading is done through offline trade execution and Thomson Financial will be well positioned to capture new business as the market migrates to more efficient electronic trading platforms.

"The acquisition of TradeWeb launches a new growth platform for Thomson Financial," said Sharon Rowlands, president and chief operating officer of Thomson Financial.  "TradeWeb's fixed-income expertise, established market position and trade execution capabilities, combined with our content and analytical tools, will enable us to extend and accelerate our penetration and reach in the growing institutional fixed-income market.  The addition of TradeWeb demonstrates the Thomson commitment to delivering world-class end-to-end solutions to meet the unique needs of our customers."

Jim Toffey, chief executive officer and founder of TradeWeb, said, "Thomson Financial's technology framework, rich content and analytics are a perfect fit with TradeWeb's execution capabilities.  Capitalizing on the technology trend early provided TradeWeb with a first-mover advantage and allowed us to establish a strong footprint for our trading platform.  Thomson Financial will enable us to take the next step and deliver new, more comprehensive and innovative services, including pre-trade analytics and real-time trade execution capabilities across more markets - exactly the type of content our customers have been asking for."

Bob Gartland, chairman of TradeWeb and managing director at Morgan Stanley, added, "The dealer shareholders are very supportive of this transaction that will allow the TradeWeb platform to reach the next level of scale, service, and efficiency for the industry. The dealers are looking forward to working with Thomson Financial to continue to provide liquidity and increase productivity in the fixed-income markets."

The transaction is subject to customary regulatory and closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  Thomson employed J.P. Morgan Securities Inc. as its advisor on the transaction.  TradeWeb's owners were advised by Morgan Stanley.

Upon close of the transaction, Jim Toffey will continue to lead TradeWeb and assume responsibility for all fixed-income solutions. Jim will report directly to Sharon Rowlands.  TradeWeb co-founder Lee Olesky, president of TradeWeb, will remain as president of TradeWeb and continue to drive international expansion.

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Thomson To Acquire TradeWeb

April 8, 2004

About The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries.  The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About TradeWeb

TradeWeb is the leading online fixed-income trading network with over 4 million trades executed and total volume surpassing $43 trillion since its inception in 1998.  TradeWeb's multi-dealer auction model links 27 of the world's leading dealers of fixed-income securities with more than 1,500 buy-side institutions in North America and Europe.

With approximately 175 employees in New Jersey and London, TradeWeb is the premier provider of fixed-income market data for the liquid fixed-income securities traded on its network.  TradeWeb is also the leading electronic "straight-through processing" network for the fixed-income markets, providing dealers and buy-side institutions with paperless trade allocations and confirmations on its fully integrated TradeXpressSM network.  TradeWeb's STP network also includes AccountNetSM, the leading standing settlement instructions (SSI) database and Internet driven network.

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements, such as the Corporation's expectations regarding the effect of the proposed acquisition, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Thomson can give no assurance that the proposed acquisition will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003, filed with the SEC.  These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.